File No. 074-00015






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3

                                QUARTERLY REPORT


                     For the quarter ended December 31, 2002


           Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                   Act of 1935






                                       by
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                   FORM U-9C-3
                     For the Quarter Ended December 31, 2002

                                    CONTENTS

                                                                      Page

ITEM 1 - Organization Chart                                              1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                           8

ITEM 3 - Associated Transactions                                         9

ITEM 4 - Summary of Aggregate Investment                                10

ITEM 5 - Other Investments                                              10

ITEM 6 - Financial Statements and Exhibits                              11
             Statements of Income
             Balance Sheet
             Exhibits

ITEM 1 - ORGANIZATION CHART
Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company. The reference code for each subsidiary refers to the supplemental schedule to the organization chart that provides details regarding date and state of organization, nature of business, etc. required to be reported under Item 1.

                                                                                                           Reference Code
00. American Electric Power Company, Inc.
  01. American Electric Power Service Corporation
  01. AEP C&I Company, LLC                                                                                       1
    02. AEP Ohio Commercial & Industrial Retail Company, LLC                                                     2
    02. AEP Texas Commercial & Industrial Retail GP, LLC                                                         3
      03. AEP Texas Commercial & Industrial Retail Limited Partnership                                           4
    02. AEP Texas Commercial & Industrial Retail Limited Partnership                                             4
    02. AEP Gas Power GP, LLC                                                                                    5
      03. AEP Gas Power Systems, LLC 6 01. AEP Coal, Inc. 7
    02. Snowcap Coal Company, Inc.                                                                               8
    02. AEP Kentucky Coal, LLC                                                                                   9
    02. AEP Ohio Coal, LLC                                                                                      10
    02. AEP West Virginia Coal, Inc.                                                                            11
  01. AEP Energy Services, Inc.                                                                                 12
    02.  Energy Trading Platform Holding Company, Inc.                                                          13
    02.  Intercontinental Exchange Inc.                                                                         14
  01. AEP Investments, Inc.
    02.  AEP EmTech, LLC                                                                                        15
      03. Altra Energy Technologies, Inc.                                                                       16
      03. Amperion, Inc.                                                                                        17
      03. Universal Supercapacitors, LLC                                                                        18
      03. Integrated Fuel Cell Technologies, Inc.                                                               93
      03. Power-span Corp                                                                                       24
  01. Mutual Energy L.L.C.                                                                                      19
    02. Mutual Energy Service Company, L.L.C.                                                                   20
    02. AEP Ohio Retail Energy, LLC                                                                             21
  01.  AEP Power Marketing, Inc.                                                                                22
  01. AEP T&D Services, LLC                                                                                     23
  01. AEP Pro Serv, Inc.
    02. PHPK Technologies, Inc.                                                                                 25
  01. AEP Retail Energy LLC                                                                                     26
  01. AEP Texas POLR, LLC                                                                                       27
    02. AEP Texas POLR GP, LLC                                                                                  28
    03. POLR Power, L.P.                                                                                        29
    02. POLR Power, L.P.                                                                                        29
  01. Central and South West Corporation
    02. Public Service Company of Oklahoma
      03. Ash Creek Mining Company                                                                              30
      03. AEMT, Inc.                                                                                            31
      03. Powerware Solutions, Inc.                                                                             32
      03. Utility Data Resources, Inc.                                                                          33

 02. Southwestern Electric Power Company
      03.  The Arklahoma Corporation                                                                            34
      03.  Southwest Arkansas Utilities Corporation                                                             35
      03.  Dolet Hills Lignite Company, LLC                                                                     36
    02. CSW Energy, Inc.
      03. CSW Development-I, Inc.                                                                               37
        04. Polk Power GP II, Inc.                                                                              38
          05. Polk Power GP, Inc.                                                                               39
            06. Polk Power Partners, LP                                                                         40
              07. Mulberry Holdings, Inc.                                                                       41
        04. CSW Mulberry II, Inc.                                                                               42
          05. CSW Mulberry, Inc.                                                                                43
        04. Polk Power Partners, LP                                                                             40
          05. Mulberry Holdings, Inc.                                                                           41
        04. Noah I Power GP, Inc.                                                                               44
          05. Noah I Power Partners, LP                                                                         45
            06. Brush Cogeneration Partners                                                                     46
        04. Noah I Power Partners, LP                                                                           45
          05. Brush Cogeneration Partners                                                                       46
        04. Orange Cogeneration GP II, Inc.                                                                     47
          05. Orange Cogeneration G.P., Inc.                                                                    48
            06. Orange Cogeneration Limited Partnership                                                         49
              07. Orange Cogen Funding Corp.                                                                    50
                08. Orange Holdings, Inc.                                                                       51
        04. CSW Orange II, Inc.                                                                                 52
          05. CSW Orange, Inc.                                                                                  53
            06. Orange Cogeneration Limited Partnership                                                         49
              07. Orange Cogen Funding Corp.                                                                    50
                08. Orange Holdings, Inc.                                                                       51
      03. CSW Development-II, Inc.                                                                              54
      03. CSW Ft. Lupton, Inc.                                                                                  55
        04. Thermo Cogeneration Partnership, L.P.                                                               56
      03. CSW Sweeny GP I, Inc.                                                                                 57
        04. CSW Sweeny GP II, Inc.                                                                              58
          05. Sweeney Cogeneration Limited Partnership                                                          59
      03. CSW Sweeny LP I, Inc.                                                                                 60
        04. CSW Sweeny LP II, Inc.                                                                              61
          05. Sweeney Cogeneration Limited Partnership                                                          59
      03. CSW Nevada, Inc.                                                                                      62
      03. CSW Services International, Inc.                                                                      63
      03. Diversified Energy Contractors Company, LLC                                                           64
        04. DECCO II LLC                                                                                        65
          05. Diversified Energy Contractors, LP                                                                66
        04. Diversified Energy Contractors, LP                                                                  66
        04. Industry and Energy Associates, L.L.C.                                                              67
      03. CSW Eastex GP I, Inc.                                                                                 68
        04. CSW Eastex GP II, Inc.                                                                              69
          05. Eastex Cogeneration Limited Partnership                                                           70
      03. CSW Eastex LP I, Inc.                                                                                 71
        04. CSW Eastex LP II, Inc.                                                                              72
          05. Eastex Cogeneration Limited Partnership                                                           70
    02. EnerShop Inc.                                                                                           73
      03. Envirotherm, Inc.                                                                                     74
    02. CSW Energy Services, Inc.                                                                               75
      03. Nuvest, L.L.C.                                                                                        76
        04. National Temporary Services, Inc.                                                                   77
          05. Octagon, Inc.                                                                                     78
        04. Numanco, L.L.C.                                                                                     79
          05. NuSun, Inc.                                                                                       80
            06. Sun Technical Services, Inc.                                                                    81
            06. Calibration and Testing Corporation                                                             82
          05. ESG Technical Services, L.L.C.                                                                    83
          05. National Environmental Services Technology, L.L.C.                                                84
          05. ESG Indonesia, L.L.C.                                                                             85
          05. ESG, L.L.C.                                                                                       86
          05. Numanco Services, LLC                                                                             87
    02. REP Holdco, LLC                                                                                         88
      03. Mutual Energy SWEPCO L.P.                                                                             91
      03. REP General Partner LLC                                                                               92
        04. Mutual Energy SWEPCO L.P.                                                                           91


                                          Energy or Gas-             State of                     Nature of
                                          Related Company           Organization                   Business
                                          ---------------           ------------                   --------
                                                                              Percentage of
                                                         Date of             Voting Securities
     Name of Reporting Company                         Organization                Held
     -------------------------                         ------------                ----
1    AEP C&I Company, LLC                     Energy     10/10/00    Delaware      100%  Marketing of natural gas, electricity or
                                                                                         energy related products
2    AEP Ohio Commercial & Industrial         Energy     10/10/00    Delaware      100%  Marketing of natural gas, electricity or
     Retail Company, LLC                                                                 energy related products
3    AEP Texas Commercial & Industrial        Energy     12/11/00    Delaware      100%  Marketing of natural gas, electricity or
     Retail GP, LLC                                                                      energy related products
4    AEP Texas Commercial & Industrial        Energy     12/12/00    Delaware      100%  Marketing of natural gas, electricity or
     Retail Limited Partnership                                                          energy related products
5    AEP Gas Power GP, LLC                    Energy     12/19/00    Delaware      100%  Distributed generation products
6    AEP Gas Power Systems, LLC               Energy     07/09/96    Delaware      75%   Distributed generation products
7    AEP Coal, Inc.                           Energy     10/29/01     Nevada       100%  Coal Mining
8    Snowcap Coal Company, Inc.               Energy     10/29/01    Delaware      100%  Coal Mining
9    AEP Kentucky Coal, LLC                   Energy     10/29/01    Delaware      100%  Coal Mining
10   AEP Ohio Coal, LLC                       Energy     10/26/01    Delaware      100%  Coal Mining
11   AEP West Virginia Coal, Inc.             Energy     10/29/01     Nevada       100%  Coal Mining
12   AEP Energy Services, Inc.                Energy     09/24/96      Ohio        100%  Broker and market energy commodities
13   Energy Trading Platform Holding          Energy     04/28/00    Delaware     16.70% Energy Marketing
     Company, Inc.
14   Intercontinental Exchange, Inc.          Energy     06/16/00    Delaware     4.87%  Energy Marketing
15   AEP EmTech, LLC                          Energy     01/03/01    Delaware      100%  Development & commercialization of
                                                                                         electrotechnologies
16   Altra Energy Technologies, Inc.          Energy     08/19/97    Delaware       5%   Energy Marketing software
17   Amperion, Inc.                           Energy     02/16/01    Delaware     38.30% Non-regulated energy-related services and
                                                                                         projects
18   Universal Supercapacitors, LLC           Energy     04/16/02    Delaware      50%   Non-regulated energy-related services and
                                                                                         projects
19   Mutual Energy L.L.C.                     Energy     12/17/99    Delaware      100%  Marketing of natural gas, electricity or
                                                                                         energy related products
20   Mutual Energy Service Company, L.L.C.    Energy     09/05/00    Delaware      100%  Marketing of natural gas, electricity or
                                                                                         energy related products
21   AEP Ohio Retail Energy, LLC              Energy     09/05/00    Delaware      100%  Marketing of natural gas, electricity or
                                                                                         energy related products
22   AEP Power Marketing, Inc.                Energy     07/22/96      Ohio        100%  Marketing of natural gas, electricity or
                                                                                         energy related products
23   AEP T&D Services, LLC                    Energy     12/12/00    Delaware      100%  Energy services including operations,
                                                                                         supply chain, transmission and distribution
24   Powerspan Corp                           Energy     05/14/97    Delaware     9.80%  Pollution Control Technology Development
25   PHPK Technologies, Inc.                  Energy     07/01/91      Ohio       40.40% Cryogenic and Vacuum Equipment Manufacture
                                                                                         & Service
26   AEP Retail Energy LLC                    Energy     06/28/00    Delaware      100%  Marketing of natural gas, electricity or
                                                                                         energy related products
27   AEP Texas POLR, LLC (aka AEP Texas       Energy     12/11/00    Delaware      100%  Marketing of natural gas, electricity or
     Retail GP, LLC)                                                                     energy related products
28   AEP Texas POLR GP, LLC                   Energy     11/14/01    Delaware      100%  Marketing of natural gas, electricity or
                                                                                         energy related products
29   POLR Power, L.P.                         Energy     11/14/01    Delaware      100%  Marketing of natural gas, electricity or
                                                                                         energy related products
30   Ash Creek Mining Company                 Energy                 Oklahoma            Sold 8/5/02
31   AEMT, Inc.                               Energy     12/23/97    Florida        0%   Power conditioning product mfg and sales
32   Powerware Solutions, Inc.                Energy     02/15/94     Texas       4.00%  Energy Management Systems for water
                                                                                         utilities
33   Utility Data Resources, Inc.             Energy     12/30/97    Delaware     4.50%  Electricity pricing, management consulting
                                                                                         and software
34   The Arklahoma Corporation                Energy     05/16/47    Arkansas     44.20% Electric Transmission
35   Southwest Arkansas Utilities             Energy     03/22/28    Arkansas      100%  Inactive
     Corporation
36   Dolet Hills Lignite Company, LLC         Energy     04/09/01    Delaware      100%  Coal Mining
37   CSW Development-I, Inc.                  Energy     12/06/90    Delaware      100%  Qualifying Facility
38   Polk Power GP II, Inc.                   Energy     03/20/95    Delaware      50%   Qualifying Facility
39   Polk Power GP, Inc.                      Energy     09/18/91    Delaware      100%  Qualifying Facility
40   Polk Power Partners, LP                  Energy     02/19/92    Delaware      50%   Qualifying Facility
41   Mulberry Holdings, Inc.                  Energy     10/28/99    Delaware      100%  Qualifying Facility
42   CSW Mulberry II, Inc.                    Energy     03/21/95    Delaware      100%  Qualifying Facility
43   CSW Mulberry, Inc.                       Energy     02/03/94    Delaware      100%  Qualifying Facility
44   Noah I Power GP, Inc.                    Energy     05/14/91    Delaware      100%  Qualifying Facility
45   Noah I Power Partners, LP                Energy     05/16/91    Delaware      100%  Qualifying Facility
46   Brush Cogeneration Partners              Energy     06/17/94    Delaware      50%   Qualifying Facility
47   Orange Cogeneration GP II, Inc.          Energy     03/16/95    Delaware      50%   Qualifying Facility
48   Orange Cogeneration G.P., Inc.           Energy     02/05/93    Delaware      100%  Qualifying Facility
49   Orange Cogeneration Limited Partnership  Energy     02/05/93    Delaware      50%   Qualifying Facility
50   Orange Cogen Funding Corp.               Energy     06/11/92    Delaware      100%  Qualifying Facility
51   Orange Holdings, Inc.                    Energy     10/28/99    Delaware      100%  Qualifying Facility
52   CSW Orange II, Inc.                      Energy     03/16/95    Delaware      100%  Qualifying Facility
53   CSW Orange, Inc.                         Energy     04/21/93    Delaware      100%  Qualifying Facility
54   CSW Development-II, Inc.                 Energy     06/11/92    Delaware      100%  Qualifying Facility
55   CSW Ft. Lupton, Inc.                     Energy     04/01/93    Delaware      50%   Qualifying Facility
56   Thermo Cogeneration Partnership, L.P.    Energy     03/17/93    Delaware      100%  Qualifying Facility
57   CSW Sweeny GP I, Inc.                    Energy     09/06/95    Delaware      100%  Qualifying Facility
58   CSW Sweeny GP II, Inc.                   Energy     09/06/95    Delaware      100%  Qualifying Facility
59   Sweeney Cogeneration Limited             Energy     10/10/95    Delaware      50%   Qualifying Facility
     Partnership
60   CSW Sweeny LP I, Inc.                    Energy     09/06/95    Delaware      100%  Qualifying Facility
61   CSW Sweeny LP II, Inc.                   Energy     09/06/95    Delaware      100%  Qualifying Facility
62   CSW Nevada, Inc.                         Energy     06/29/93    Delaware      100%  Energy Management
63   CSW Services International, Inc.         Energy     03/19/97    Delaware      100%  Non-regulated energy-related services and
                                                                                         projects
64   Diversified Energy Contractors           Energy     07/03/97    Delaware      100%  Non-regulated energy-related services and
     Company, LLC                                                                        projects
65   DECCO II LLC                             Energy     08/08/97    Delaware      100%  Non-regulated energy-related services and
                                                                                         projects
66   Diversified Energy Contractors, LP       Energy     08/18/98    Delaware      100%  Non-regulated energy-related services and
                                                                                         projects
67   Industry and Energy Associates, L.L.C.   Energy     05/26/98    Delaware      100%  Non-regulated energy-related services and
                                                                                         projects
68   CSW Eastex GP I, Inc.                    Energy     09/04/98    Delaware      100%  Qualifying Facility
69   CSW Eastex GP II, Inc.                   Energy     09/04/98    Delaware      100%  Qualifying Facility
70   Eastex Cogeneration Limited Partnership  Energy     09/09/98    Delaware      50%   Qualifying Facility
71   CSW Eastex LP I, Inc.                    Energy     09/04/98    Delaware      100%  Qualifying Facility
72   CSW Eastex LP II, Inc.                   Energy     09/04/98    Delaware      100%  Qualifying Facility
73   EnerShop Inc.                            Energy     09/11/95    Delaware      100%  Energy Marketing Services
74   Envirotherm, Inc.                        Energy     01/18/82     Texas        100%  Energy Marketing Services
75   CSW Energy Services, Inc.                Energy     09/24/97    Delaware      100%  Energy Marketing Services
76   Nuvest, L.L.C.                           Energy     02/20/96    Delaware     92.90% Staff Augmentation to Power Plants
77   National Temporary Services, Inc.        Energy     12/31/90  Pennsylvania    100%  Staff Augmentation to Power Plants
78   Octagon, Inc.                            Energy     11/05/93    Delaware      100%  Staff Augmentation to Power Plants
79   Numanco, L.L.C.                          Energy     04/08/96    Oklahoma      100%  Staff Augmentation to Power Plants
80   NuSun, Inc.                              Energy     04/26/88    Delaware      100%  Staff Augmentation to Power Plants
81   Sun Technical Services, Inc.             Energy     01/16/91   California     100%  Staff Augmentation to Power Plants
82   Calibration and Testing Corporation      Energy     01/02/80   California     100%  Staff Augmentation to Power Plants
83   ESG Technical Services, L.L.C.           Energy     07/16/99    Oklahoma      100%  Staff Augmentation to Power Plants
84   National Environmental Services          Energy     11/13/98    Oklahoma      100%  Staff Augmentation to Power Plants
     Technology, L.L.C.
85   ESG Indonesia, L.L.C.                    Energy     11/13/98    Oklahoma      100%  Staff Augmentation to Power Plants
86   ESG, L.L.C.                              Energy     11/27/96    Oklahoma      50%   Staff Augmentation to Power Plants
87   Numanco Services, LLC                    Energy     04/08/96    Oklahoma      100%  Staff Augmentation to Power Plants
88   REP Holdco, LLC                          Energy     04/04/01    Delaware      100%  Marketing of natural gas, electricity or
                                                                                         energy related products
91   Mutual Energy SWEPCO L.P.                Energy     04/04/01    Delaware      100%  Marketing of natural gas, electricity or
                                                                                         energy related products
92   REP General Partner LLC                  Energy     04/04/01    Delaware      100%  Marketing of natural gas, electricity or
                                                                                         energy related products
93   Integrated Fuel Cell Technologies, Inc.  Energy     04/04/01    Delaware      .10%  Non-regulated energy-related services and
                                                                                         projects






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


                                                                 - 8 -

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
--------     --------     --------      --------     -------     -------------     ----------     -------------
                       (in thousands)                                                             (in thousands)
None


FINANCING AMONG ASSOCIATE COMPANIES:

Company     Type of      Principal                              Person to
Issuing     Security     Amount of     Issue or     Cost of     Whom Security
Security    Issued       Security      Renewal      Capital     Was Issued
--------    --------     --------      --------     -------     -------------
                      (in thousands)

None


CAPITAL CONTRIBUTIONS:
Company                   Company
Contributing              Receiving                  Amount of
Capital                   Capital                    Capital Contributions
-------------             ---------                  ---------------------
                                                     (in thousands)
None



ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies
Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
---------      ---------             --------      -------      -------     ----------    ------
                                                                  (in thousands)

Nuvest, LLC    South Texas Project   Engineering   $ 1,689       -           -            $ 1,689
Nuvest, LLC    D.C. Cook             Engineering     8,214       -           -              8,214
Nuvest, LLC    Regional Service
                Office - West        Engineering     3,607       -           -              3,607

Part II -- Transactions performed by associate companies on behalf of reporting companies



Associate                          Reporting
Company                            Company         Types of                    Direct    Indirect               Total
Rendering                          Receiving       Services                    Costs     Costs     Cost         Amount
Services                           Services        Rendered                    Charged   Charged   of Capital   Billed
---------                          ---------       --------                    -------   --------  ----------   ------
                                                                                            (in thousands)
American Electric
  Power Service Corporation        AEPES           Administrative & Marketing  $8,433    $16,786      $ -      $25,219
Houston Pipeline                   AEPES           Asset Management             6,250       -           -        6,250
Jefferson Island                   AEPES           Asset Management             1,250       -           -        1,250
CSW Energy, Inc.                   Polk Power
                                    Partners, L.P. Plant Services                 440        204        -          644
CSW Energy, Inc.                   Orange
                                    Cogeneration
                                    L.P.           Plant Services                 811        196        -        1,007
CSW Dev I, Inc.                    Polk Power
                                    Parnters, L.P. Plant Services                 100       -           -          100
CSW Services International Inc.    Eastex
                                    Cogeneration
                                    L.P.           Plant Services                 472        716        -        1,188
CSW Services International Inc.    Sweeny
                                    Cogeneration
                                    L.P.           Plant Services                 474        570        -        1,044
                                                                              -------    -------      ----     -------
      Total                                                                   $18,230    $18,472      $ -      $36,702
                                                                              =======    =======      ====     =======



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
                                                           (in thousands)
   Total consolidated capitalization
      as of December 31, 2002                               $21,949,869(a)          Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                3,292,480             Line 2

   Greater of $50 million or line 2                                     $3,292,480  Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related Category 1: Energy Services                 24,810
      Energy-related Category 5: Energy Marketing               948,742
      Energy-related Category 7: Maintenance Services            79,091
      Energy-related Category 8: Qualifying Facility            679,500
      Energy-related Category 10: Other Form of Energy          151,516
      Energy-related Category 2,3,4,6,9                          63,551
          Total current aggregate investment                             1,947,210  Line 4
                                                                        ----------

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                 $1,345,270  Line 5
                                                                        ==========

(a) Includes short-term debt.

Investments in gas-related companies:

   NONE


ITEM 5 - OTHER INVESTMENTS

Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
-----------------     ------------------    ------------------    ------------------------
                                   (in thousands)
CSW Energy Services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Qualifying facility
Invested prior to
April 1, 1997         $194,644              $194,644              Amounts are excluded from Item 4



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         List all financial statements and exhibits filed as a part of this report.

Financial Statements:
     Balance sheets and Income Statements for period ended December 31, 2002 are filed confidentially under a separate cover for:
        AEP C&I Company, LLC
        AEP Coal, Inc.
        AEP EmTech LLC
        AEP Energy Services, Inc.
        AEP Gas Power GP, LLC
        AEP Gas Power System GP, LLC
        AEP Ohio C&I Retail Company
        AEP Power Marketing, Inc.
        AEP Retail Energy, LLC
        AEP T&D Services, LLC
        AEP Texas C&I Retail LP
        AEP Texas C&I Retail GP, LLC
        AEP Texas GP, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Energy Consolidated
        CSW Energy Services, Inc.
        CSW Ft. Lupton, Inc.
        CSW Power Marketing, Inc.
        CSW Services International Inc.
        CSWI Consolidated
        Diversified Energy Contractors Company (DECCO)
        Dolet Hills Lignite Company
        Eastex Cogeneration LP
        Enershop, Inc.
        Mutual Energy LLC (consolidated)
        Mutual Energy SWEPCO L.P.
        Nuvest, LLC
        POLR Power, L.P.
        REP General Partner LLC
        Sweeny Companies (consolidated)

Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

         CERTIFICATE

         The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

         AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2002 (the "Quarterly Report on
         Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

         The names and addresses of the Specific State Commissions are:

                  Indiana Utility Regulatory Commission
                  302 West Washington Street, E 306
                  Indianapolis, Indiana   46204

                  Kentucky State Commission
                  211 Sower Boulevard
                  P.O. Box 615 Frankfort, Kentucky 40602

                  Michigan Public Service Commission
                  6545 Mercantile Way
                  P.O. Box 30221 Lansing, Michigan 48909

                  Public Service Commission of West Virginia
                  201 Brooks Street
                  P.O. Box 812
                  Charleston, West Virginia   25323

                  Tennessee Regulatory Authority
                  460 James Robertson Parkway
                  Nashville, Tennessee  37243-0505

                  The Public Utilities Commission of Ohio
                  180 East Broad Street
                  Columbus, Ohio   43215

                  Virginia State Corporation Commission
                  1300 East Main Street
                  P.O. Box 2118 Richmond, Virginia 23216

                  Arkansas Public Service Commission
                  1000 Center
                  P.O. Box 400 Little Rock, AR 72203-0400

                  Louisiana Public Service Commission
                  One American Place
                  P.O. Box 91154 Baton Rouge, LA 70821-9154


                  Oklahoma Corporation Commission
                  2102 N. Lincoln Blvd.
                  P.O. Box 52000-2000
                  Oklahoma City, OK  73152-2000

                  Public Utility Commission of Texas
                  1701 N. Congress Avenue
                  Austin, TX  78701


         IN WITNESS WHEREOF, I have hereunto set my hand as of the 28th day of February, 2003.

                                 /s/ A. A. Pena
                              -------------------------
                                   A. A. Pena
                                    Treasurer

                                    SIGNATURE



         The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                      AMERICAN ELECTRIC POWER COMPANY, INC.

                                     By   /s/ A. A. Pena
                                     --------------------
                                        A. A. Pena
                                        Treasurer

February 28, 2003